

December 17, 2020

Christina Wiater
Senior Vice President and Principal Financial Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116

> **Re: BrightSphere Investment Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-38979**

Dear Ms. Wiater:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance